Exhibit 3.4

Allen C. Tucci

atucci@archerlaw.com

215-246-3192 (Ext. 5192) Direct

215-963-9999 Direct Fax

Archer & Greiner, P.C.

Three Logan Square

1717 Arch Street, Suite 3500

Philadelphia, PA 19103

(215) 963-3300 Main

(215) 963-9999 Fax

www.archerlaw.com

August 10, 2023

Adsouth Partners, Inc.

c/o Small Cap Compliance

7339 E. Williams Dr.

Scottsdale, AZ 85255

Re: Cancellation of Indebtedness Due to Statute of Limitations

To Whom It May Concern:

We are furnishing you this opinion at the request of Adsouth Partners, Inc. (the “Issuer” or, the “Company”) in connection with the fair presentation of the financial condition of the Issuer: specifically, whether certain indebtedness (the “Debt”) should continue to be reflected as due and payable by the Issuer.

We have assumed and relied upon the following additional information in rendering our opinion:

1.	All securities filings made by the Issuer and filed with Securities and Exchange Commission (“SEC”) and OTCMarkets were true and correct, as of the date of filing.

2.	Since the date of the last SEC filing, a Form 10-QSB filing filed with OTCMarkets.com, on August 2, 2006 for Amersin Life Sciences Corporation, predecessor of the Issuer (https://www.otcmarkets.com/filing/html?id=4566280&guid=EYg- kHBXYiyeJth), including financial statements as of July 31, 2005 (the “Most Recent Filing”), there has been no payment made on any of the Debt, and no agreements with any of the holders of the Debt.

3.	The Debt is comprised of: (i) trade accounts payable and accrued liabilities of $371,271; (ii) loans payable to related parties of $44,279; and (iii) liabilities of discontinued division of $6,935,892. As they are categorized together on the balance sheet, we have assumed that the amount identified as “accrued liabilities” derives from trade accounts payable.

Haddonfield, NJ | Hackensack, NJ | Princeton, NJ | Philadelphia, PA | Red Bank, NJ | New York, NY | Wilmington, DE

Adsouth Partners, Inc.

August 10, 2023

4.	The promissory notes and laws governing the liabilities are governed, exclusively, by the laws of the State of Nevada.

In connection with this opinion, we have reviewed applicable federal and state laws, rules and regulations and have made such investigations and examined such documents and material related to the Company as I have deemed necessary and appropriate under the circumstances. Our review has been limited to reports filed with the SEC in compliance with the Securities Exchange Act of 1934, as amended, and with the SEC, without having independently verified such factual matters.

The documents that we have reviewed, included, but are not limited to, the Most Recent Filing and all other documents and disclosures posted on OTCmarkets.com, as of the date of this letter.

In my examination, I have assumed and have not verified, (i) the genuineness of all signatures, (ii) the authenticity of all documents submitted to me as originals, if any (iii) the conformity with the originals of all documents supplied to me as copies, and (iv) the accuracy and completeness of all corporate records and documents and of all certificates and statements of fact given or made available to me by the Company.

State of the Law

The statute of limitations for the collection of promissory notes in Nevada is found in Section 104.3118 of the Nevada Revised Statutes. This Section provides that a debt payable at a specific time, must be commenced within six years after the due date. An action to collect a note payable on demand must be commenced within six years after the demand, or when there have been no payments of principal or interest for a continuous period of ten years. With the limited exception noted below for demand notes, there is a 6-year statute of limitations for the collection of a corporate debt issued in the State of Nevada. As explained below, the determination of when the limitations period begins depends on whether the debt is evidenced by a promissory note or by another written contract. The loan was due more than six years prior to the date of this letter.

Additionally, there is a 6-year statute of limitations in Nevada for an action based upon a contract, obligation or liability founded upon an instrument of writing (N.R.S. 11.190(b)), which would include accounts payable. The limitations period begins on the date of the last transaction, last item charged or last credit given; provided, however, whenever any principal or interest payment has been made after the due date, then the limitations period begins from the date the last payment was made (N.R.S. 11.200).

Facts and Legal Opinion

(1) The Company has stated that debt identified on the balance sheet that constitutes the loan payable to related party was entered into in excess of ten years ago. Since that time there have been no collection efforts by the holders of the notes, or any party. The Most Recent Filing indicates that: “The balance of current loans, disclosed as current liabilities at July 31, 2005, from related parties of $44,279, was borrowed from the directors of the Company. The loans are unsecured, non interest bearing, with no specific terms of repayment.” We believe that this language indicates that the loan/loans were “demand loans”.

The statute of limitations for the collection of promissory notes in Nevada is found in Section 104.3118 of the Nevada Revised Statutes. This Section provides that a debt payable at a specific time, must be commenced within six years after the due date. However, an action to collect a note payable on demand must be commenced within six years after the demand, or when there have been no payments of principal or interest for a continuous period of ten years. The debts reflected in the Most Recent Filing indicate that the loan had no specific repayment terms, leading us to believe that the loan is a demand loan. If it is assumed that the loan constituted demand obligations, the demand obligation was entered into more than ten years prior to the date of this letter. As a result of this fact, and the assumptions made in this letter, we are of the opinion that the holder of the above-referenced notes may not legally bring an action for collection of the instruments against the Company. As a result, we conclude that fair presentation of the financial statements of the Company would require removal of the debt associated with the loan.

(2) The Company has stated that certain debts on the balance sheet may arise from contract and constitute “accounts payable”. Specifically, the Issuer’s balance sheet in the Most Recent Filing identifies “accounts payable and accrued liabilities” of $371,271 which would constitute liabilities from contract.

Adsouth Partners, Inc.

August 10, 2023

Under Section 11.190 of the Nevada Revised Statutes, the statute of limitations for collection of these debts against the Company ends 6 years after the date of the last transaction, last item charged or last credit given. We have been informed by the Company that no payments or further credit transactions with the parties have occurred since the date of the Most Recent Filing. As a result of these facts, and the assumptions made in this letter, we are of the opinion that the ability of the parties holding the above-referenced debts to legally bring and action for collection of these debts against the Company has expired. As a result, we conclude that fair presentation of the financial statements of the Company would require removal of the debt associated with these contractual obligations.

(3) The liabilities related to discontinued operations on the balance sheet arise from the Issuer’s joint venture. On September 15, 2005 the Issuer notified the minority partners in its Hubei Tongji Benda Ebei Pharmaceutical Co. Ltd. joint venture that it would not advance additional funds to complete payment for its interest or provide additional working capital. The Issuer reached a negotiated resolution with its venture partner. The amount reflected on the balance sheet, $6,935,892 was booked as a liability. The Most Recent Filing indicates that the liabilities consist of the assumption of accounts payable and accrued liabilities. Assuming the discontinued operations liability consists of these types of obligations, they would constitute liabilities that arise from contract and, as noted above, would be subject to a statute of limitations period that ends 6 years after the date of the last transaction, last item charged or last credit given. We have been informed by the Company that no payments or further credit transactions with the parties have occurred since the date of the Most Recent Filing. As a result of these facts, and the assumptions made in this letter, we are of the opinion that the ability of the parties holding the above-referenced debts to legally bring and action for collection of these debts against the Company has expired. As a result, we conclude that fair presentation of the financial statements of the Company would require removal of the debt associated with these contractual obligations.

As to matters of fact, I have relied upon information obtained from public officials, officers of the Company, and/or other sources, and I represent that all such sources were believed to be reliable. I have relied upon the Company’s assurances concerning the lack of payment, settlement discussions or collection activities on the liabilities since the date of the Most Recent Filing.

I have made no independent attempt to verify facts as provided to me and set forth herein and this opinion is limited to and conditioned upon, the facts as stated herein.

I am qualified to practice law in the States of Delaware, Pennsylvania and New York and I express no opinion as to the laws of any jurisdictions except for those of the State of Nevada and the United States of America referred to herein.

This opinion letter and the opinions it contains shall be interpreted in accordance with the Legal Opinion Principles issued by the Committee on Legal Opinions of the American Bar Association's Business Law Section as published in 53 Business Lawyer 831 (May 1998).

Our opinions set forth in this letter are based upon the facts in existence and laws in effect on the date hereof and we expressly disclaim any obligation to update our opinions herein, regardless of whether changes in such facts or laws come to our attention after the delivery hereof.

This opinion is limited to the matters set forth herein. No opinion may be inferred or implied beyond the matters expressly contained herein. This opinion is rendered solely for your benefit and no other person or entity, other than your successors and assignees, shall be entitled to rely on any matter set forth herein without the express written consent of the undersigned.

Very truly yours,

/s/ ALLEN C. TUCCI

ALLEN C. TUCCI

ARCHER & GREINER, P.C.